Fax

LIBERTY INTERNATIONAL

03 DEC -1 AM 7:21

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 942 9624
From:	John Armstrong	**Date:**	28 November 2003
Pages:	3		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcement that was made on the London Stock Exchange today. I would be grateful if you could acknowledge receipt of this announcement and transmittal letter.

03037741

Yours faithfully

John Armstrong
Assistant Company Secretary

SUPPL

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

dlw 12/1

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1 0BU
TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk

LIBERTY

INTERNATIONAL

VIA FAX

November 28, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the documents: 'Purchase of Own Securities'

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact John Armstrong at +44 (0) 20 7887 7064.

Yours faithfully,

John Armstrong
Assistant Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

Purchase of own securities

On 28 November 2003, Liberty International PLC purchased in the market for cancellation £5,500,000 in principal amount of the 6.25% Subordinated Convertible Bonds due 2006 ("the Bonds") currently in issue. These are the only Bonds purchased for cancellation since the previous disclosure, made in accordance with the requirements of the Listing Rules, on 26 November 2003.

£50,366,725 in principal amount of the Bonds remain outstanding.

John Armstrong
Assistant Company Secretary
Liberty International PLC

28 November 2003